Exhibit 99.3

Management’s Discussion and Analysis

For the three months ended March 31, 2019

(Expressed in United States Dollars, unless otherwise stated)

Management’s Discussion and Analysis For the three months ended March 31, 2019

This Management’s Discussion and Analysis (“MD&A”) of the financial position and results of operations for Equinox Gold Corp. (the “Company” or “Equinox Gold”) (TSX-V: EQX, OTC: EQXFF) should be read in conjunction with the Company’s MD&A for the year ended December 31, 2018 and the unaudited condensed consolidated interim financial statements of the Company for the three months ended March 31, 2019 and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. For further information on the Company, reference should be made to its public filings on SEDAR at www.sedar.com.

This MD&A is prepared by management and approved by the Board of Directors as of May 1, 2019. This discussion covers the three months ended March 31, 2019 (“Q1 2019” or the “Quarter”) and the subsequent period up to the date of issuance of the MD&A. All dollar amounts are in United States (“US”) dollars, except where otherwise noted.

This MD&A contains forward-looking statements. Readers are cautioned as to the risks and uncertainties related to the forward-looking statements, the risks and uncertainties associated with investing in the Company’s securities and the technical and scientific information under National Instrument 43-101 (“NI 43-101”) concerning the Company’s material properties, including information about mineral reserves and resources. All these risks and uncertainties are discussed in the Company’s 2018 annual MD&A dated March 12, 2019 and in the Company’s 2018 Annual Information Form, both of which are filed on SEDAR.

Throughout this MD&A cash costs, cash costs per ounce sold, all-in sustaining costs (“AISC”), AISC per ounce sold, average realized gold price, operating cash flows before non-cash working capital, working capital, and sustaining and non-sustaining capital expenditures, are non-IFRS financial measures with no standard meaning under IFRS. Non-IFRS measures are further discussed in the section Non-IFRS Measures on page 15 of this MD&A.

CONTENTS
Business Overview	3
Highlights for the Three Months ended March 31, 2019	3
2019 Outlook	4
Operations	4
Development Properties	5
Health, Safety, Environment & Sustainability	8
Recent Developments	8
Consolidated Mineral Reserves and Resources	9
Financial Results	10
Liquidity and Capital Resources	12
Outstanding Share Data	13
Commitments and Contingencies	14
Related Party Transactions	15
Non-IFRS Measures	15
Risk and Uncertainties	16
Accounting Matters	16
Cautionary Notes and Forward-looking Statements	19
Technical Information	20
Appendix A - Detailed Mineral Reserves and Resources	21

Management’s Discussion and Analysis For the three months ended March 31, 2019

Business Overview
Operations description

Equinox Gold is a growth-focused mining company executing on its strategy of becoming a diversified multi-asset gold producer. Since March 2017, the Company has grown from a single-asset developer to a gold producer and is on track to have three mines in production by mid-2020. Equinox Gold’s principal assets are its 100%-owned producing Mesquite Gold Mine in California, USA (“Mesquite”), its 100%-owned commissioning-stage Aurizona Gold Mine in Maranhão, Brazil (“Aurizona”) and its 100%-owned pre-feasibility stage Castle Mountain Gold Mine in California, USA (“California”).

Equinox Gold was created on December 22, 2017 when Trek Mining Inc. acquired all outstanding securities of NewCastle Gold Ltd. and Anfield Gold Corp. (“Anfield Gold”). The Company’s primary listing is on the TSX Venture Exchange (“TSX-V”) in Canada where its common shares trade under the symbol “EQX” and its warrants trade under the symbol “EQX.WT”. The Company’s shares and warrants also trade on the OTC Market in the United States under the symbols “EQXFF” and “EQXWF”, respectively.

Equinox Gold’s strategic vision is to build a leading gold company producing more than one million ounces of gold per year by the end of 2023. To achieve its growth objectives, Equinox Gold intends to expand production from its current asset base through exploration and development and will look for opportunities to acquire other companies, producing mines or development projects that fit its portfolio and strategy.

Highlights for the Three Months ended March 31, 2019
Corporate highlights

• Announced $130 million strategic investment by Mubadala Investment Company (“Mubadala”)

• Increased mineral resources at both Mesquite and Aurizona

• No lost-time injuries

• Aurizona team has completed more than 1.8 million hours of construction with no lost-time injuries

• Cash and cash equivalents (unrestricted) at March 31, 2019 of $24 million

Operational highlights

• Produced 25,310 ounces (“oz”) of gold at Mesquite

• Cash cost(1) of $766 per oz sold and AISC([1]) of $873 per oz sold

• Sold 27,238 oz of gold at a realized gold price of $1,299 per oz

• Revenue of $35.4 million

• Earnings from mine operations of $9.9 million

• Operating cash flow before non-cash change in working capital(1) of $6.8 million

Development highlights

• As at May 1, Aurizona construction is complete and plant commissioning is ongoing

• First ore processed through the Aurizona SAG mill in late April with first gold pour expected in early May

• Aurizona substation upgrades approved by the state utility, plant fully energized

• Castle Mountain Phase 1 detailed engineering substantially complete and ready to commence construction in Q3 2019

(1)	Cash cost per ounce sold, AISC per ounce sold and operating cash flow before non-cash change in working capital are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

3

Management’s Discussion and Analysis For the three months ended March 31, 2019

Recent developments

• Closed the strategic investment by Mubadala of $130 million in convertible notes with a 5-year term, bearing interest at a fixed 5% interest rate, convertible at $1.05 per share

• Converted $100 million Mesquite acquisition facility into $130 million corporate revolving credit facility

• Re-paid in full the $85 million Aurizona construction facility and the $20 million Mesquite acquisition facility provided by Sprott Private Resource Lending (Collector), L.P. (“Sprott”)

2019 Outlook

• Consolidated production guidance of 230,000-265,000 oz of gold from Mesquite and Aurizona

• Consolidated AISC guidance of $900-$950 per oz

• Anticipated total capital spend of $62 million at Mesquite and Aurizona

• Commence Phase 1 Castle Mountain construction, initiate Phase 2 Castle Mountain feasibility study

Operations
Mesquite Gold Mine, California, USA
Mesquite is an open-pit, run-of-mine (“ROM”) heap leach gold mine located in Imperial County, California, approximately 200 miles south of the Company’s Castle Mine project. The mine has a long history of successful operations and a strong environmental record. Mesquite has produced more than four million ounces of gold since it commenced operations in 1985 with average annual gold production of approximately 135,000 oz over the last 10 years. Equinox Gold acquired Mesquite on October 30, 2018 and produced 25,601 oz of gold from the mine in the last two months of 2018. Q1 2019 was Equinox Gold’s first full quarter of production from Mesquite.
Operating and financial results for the three months ended March 31, 2019
		Three months ended
Operating data	Unit	March 31, 2019
Ore mined	Kt	5,644
Waste mined	Kt	7,299
Ratio of waste to ore		1.29
Average gold grade stacked to leach pad	g/t	0.37
Gold produced	oz	25,310
Gold sold	oz	27,238

Financial data (millions)
Revenue		$35.4
Operating costs		$20.9
Capitalized expenditure (sustaining capital)		$2.8

Unit cost analysis
Realized gold price	$/oz	1,299
Cash cost per ounce sold	$/oz	766
All-in sustaining cost per ounce sold	$/oz	873

4

Management’s Discussion and Analysis For the three months ended March 31, 2019

Q1 Analysis
Production
During the quarter, Mesquite produced 25,310 oz of gold at an AISC of $873 per oz. As in previous years of operations, gold production from Mesquite is lower during the first quarter than the rest of the year, partly as the result of permit restrictions that cap the amount of material that can be mined and stacked during the year. Consistent with prior years, mining and stacking activities ceased in mid-December 2018 when the cap was reached and recommenced in January 2019. Equinox Gold expects production to increase in the remaining quarters of 2019.
Technical report and reserve/resource update

To comply with regulatory requirements in connection with the Mesquite acquisition, during Q1 2019 Equinox Gold released the results of a National Instrument 43-101 (“NI 43-101”) technical report for the project. Based on data existing at the time of the acquisition and using a $1,250/oz base gold price, the technical report shows:

• Life of mine gold production from current reserves of 682,800 ounces over 3.25 years of mining and an additional three years of residual leaching

• After-tax net present value (discounted at 5%) of $203 million

• Proven & Probable Reserves of 1.0 million ounces

• Measured & Indicated (“M&I”) Resources increase of 61% to 1.9 million ounces of contained gold (exclusive of reserves)

• Mine life extension potential from:

-   Conversion of resources to reserves

-   Mineralized dumps and leach pads from historical operations

-  In-pit, near-mine and regional exploration opportunities

The increase in M&I Resources is primarily the result of using a higher gold price per ounce ($1,400 from $1,375) in the estimation and the inclusion of the Rainbow Zone, the eastern extent of the Mesquite mineral resource. The Mesquite economics outlined in the technical report do not include near-term production potential from mineralized dumps and leach pads from historical operations, as discussed in section 24 of the technical report, or exploration opportunities.
Outlook

At Mesquite during 2019, the Company expects to spend $11 million in sustaining capital and reclamation expenditures primarily related to capitalized waste stripping within the open pits as well as $4 million in non-sustaining capital primarily related to exploration, of which the Company spent $1.9 million during the first quarter. Activities at Mesquite during 2019 are focused on:

• Executing on opportunities to increase production and reduce costs

• Completing a drill program focused on mine life extension, including targets in and peripheral to the existing open pit as well as mineralized dumps and historical leach pads on site

• Applying for permits to explore and drill new concessions

Development Properties
Aurizona Gold Mine, Maranhão, Brazil
Aurizona is a past-producing open-pit gold mine located in northeastern Brazil. Aurizona produced approximately 330,000 oz of gold from 2010 to 2015, when production ceased. Equinox Gold’s executive team assumed management of Aurizona in August 2016, completed a feasibility study for the project in July 2017, and commenced full-scale construction in January 2018. The current reserve model for Aurizona outlines a 6.5-year mine life with average annual production of 136,000 oz of gold. The Company believes the mine life can be extended with exploration success along strike from existing reserves and is also reviewing the potential for mine life extension by exploiting underground resources.

5

Management’s Discussion and Analysis For the three months ended March 31, 2019

Q1 Analysis
Construction and commissioning

During Q1 2019, Aurizona activities focused on final electrical and instrumentation installation and sequentially commissioning elements of the plant. Construction progress was slower than planned during the quarter due to exceptionally heavy rains approaching 100-year record levels, and rains have persisted into April. Commissioning has continued, moving progressively from crushing through grinding, leaching and gold recovery.

A stockpile of 750,000 tonnes of ore has been mined and placed at the run-of-mine (“ROM”) stockpile. At the date of this MD&A, Aurizona construction is complete and plant commissioning is ongoing. Many of the key plant systems have been handed over from the commissioning team to the operations team. The crushing and conveyor systems are fully commissioned with a stockpile of 24,000 tonnes of crushed ore produced from the ROM stockpiled ore. Substation upgrades to support the increased power demand were completed and approved by the state utility in March, allowing for full energization of the plant. SAG mill commissioning is well advanced, leach and CIP circuits are operating with slurry, and various other plant systems such as water, air and reagents are being brought up to full operational capacity.

Major reagents and consumables have been delivered to site. First ore was processed through the SAG mill in late April and the first gold pour at Aurizona is expected in early May.

Resource update

During Q1 2019, Equinox Gold released the results of an updated mineral resource estimate for Aurizona incorporating 13,635 metres (“m”) of shallow infill and step-out drilling focused on the western end of the Piaba deposit completed since the July 2017 feasibility study (the “Feasibility Study”). For the resource update, independent open-pit and underground resource models were prepared to provide an improved basis for assessing the underground potential at Aurizona. Results showed:

• Proven & Probable Reserves were left unchanged at 971,000 ounces grading 1.52 g/t gold

• Total M&I Resources (exclusive of reserves) increased 50% to 692,000 ounces, including a new underground Indicated Resource of 460,000 ounces grading 1.96 g/t gold

• Total M&I Resource grade increased from 1.57 g/t gold to 1.68 g/t gold

• Underground Inferred Resources increased 115% to 1.1 million ounces grading 1.98 g/t gold

The updated resource estimate is summarized in a table in Consolidated Mineral Reserves & Resources in this MD&A.

The open-pit and underground resource models are separated by a datum defined by a surface that is 20 m below the lower of the upper contact of the fresh rock or the base of the Feasibility Study reserve pit. The application of the datum resulted in certain sections of previously classified open-pit resources being reclassified as underground resources, increasing underground Inferred Resources by 562,000 ounces to 1,052,000 ounces of gold and establishing a new underground Indicated Resource of 460,000 ounces of gold.

Additional information about the methodology used for the resource update is available in the Equinox Gold press release dated March 19, 2019.

6

Management’s Discussion and Analysis For the three months ended March 31, 2019

Outlook

The Company’s primary focus at Aurizona is achieving commercial production. The Company has budgeted $31 million in 2019 to complete construction and commissioning activities and an additional $16 million of sustaining capital, of which $21.9 million was spent during the first quarter. Activities at Aurizona during 2019 will focus on:

• Completing commissioning of the plant and ramping up to commercial production

• Completing construction of the next tailings storage facility lift

• Completing preliminary assessment of the potential for an underground mine

• Potential exploration at Tatajuba and other targets to extend the open-pit mine life

Based on the significant increase to underground resources in the resource update, the Company is examining the potential of developing an underground mine at Aurizona, either as a sequential project or concurrently with open-pit mining to increase production with higher-grade feed from underground.
The resource update did not include 5,500 m of drilling to the northeast of the Piaba reserve pit, which intersected broad intervals of economic grade gold mineralization, and 1,804 m of drilling at the Tatajuba target, which represents a potential 4-km extension to the Piaba Trend. The Company is planning future drill programs for both of these targets with the expectation of expanding the resource base and extending the open-pit mine life.
Castle Mountain Gold Mine, California, USA
Castle Mountain is an open-pit heap leach gold mine located in San Bernardino County, California, approximately 200 miles north of the Company’s Mesquite Mine. Castle Mountain produced more than 1.3 million ounces of gold from 1992 to 2004, when production ceased due to low gold prices. The property has been substantially reclaimed, but significant economic gold resources remain. The Company completed a pre-feasibility study in July 2018, estimating 3.6 million oz of Proven and Probable gold reserves and contemplating a low-cost heap leach gold mine that will produce 2.8 million oz of gold and generate $865 million in after-tax cash flow over a 16-year mine life. Life of mine AISC is estimated at $763 per oz.
Castle Mountain will be developed in two phases with annual average gold production of 45,000 oz over the first three years (“Phase 1”) and annual average gold production of 203,000 oz from years 4 to 16 (“Phase 2”). Phase 1 will consist of a ROM heap leach operation processing primarily 12,700 tpd of ore. Phase 2 will increase throughput to 41,000 tpd of ore, of which 2,340 tpd of higher-grade ore will be processed through a milling circuit. The Company has maintained its permits in good standing since production was shut down and has the key permits and water supply required to commence Phase 1 production. The staged ramp-up approach allows the Company to use existing permits to expedite production while completing the feasibility study, permitting and development of additional water sources for the Phase 2 expansion. Initial capital for Phase 1 construction is estimated at $52 million and initial capital for Phase 2 construction is estimated at $295 million, including $248 million for equipment and $47 million for pre-stripping. LOM sustaining capital is estimated at $142 million.
Q1 Analysis
During Q1 2019, the Castle Mountain team focused on activities to support commencing Phase 1 construction in Q3 2019, including completion of detailed engineering, advancing early-stage procurement, submission of documentation and other work for final permitting, and various site preparation activities.
Outlook

Activities at Castle Mountain during 2019 will focus on:

• Completing engineering and final permitting for Phase 1 to prepare for anticipated Phase 1 construction start in Q3

• Advancing permitting and development of water wells for the Phase 2 expansion, and advancing the Phase 2 feasibility study

• Executing on infrastructure, equipment and administrative synergies between Mesquite and Castle Mountain

7

Management’s Discussion and Analysis For the three months ended March 31, 2019

Health, Safety, Environment & Sustainability
Health & Safety
Equinox Gold achieved excellent safety results during Q1 2019 with no lost-time injuries at any of its sites. Mesquite and Aurizona have achieved 874 days and 715 days, respectively, with no lost-time injuries. This is particularly notable for Aurizona since this accomplishment includes increased staffing and work hours during construction and commissioning of the plant.
Environment
There were no significant environmental incidents at any of the Company’s sites during the quarter.
Community
In March 2019, Aurizona was awarded the Award for Excellence in the Mining and Metallurgy Industry by the Brazilian magazine Minérios & Minerals in recognition of its Integrated and Sustainable Agroecological Production program. This program is a partnership with the Maranhão State Agency of Agricultural Research that promotes agricultural production through the cultivation of organic food, providing stable income for participating families and contributing to both social and environmental improvements in communities near Aurizona.

Recent Developments

Subsequent to quarter end, on April 11, 2019, Equinox Gold announced that it had:

• Closed the $130 million strategic investment by Mubadala;

• Converted the $100 million Mesquite acquisition facility into a $130 million corporate revolving credit facility; and

• Re-paid in full the $85 million Aurizona construction facility and the $20 million Mesquite acquisition facility provided by Sprott.

The transactions have simplified the Company’s balance sheet, reduced interest costs, deferred principal payments and increased capital available to the Company.

Mubadala investment
As announced on February 25, 2019, Equinox Gold has sold to Mubadala $130 million of convertible notes (the “Notes”). The Notes have a 5-year term, bear interest at a fixed rate of 5% per year and are convertible at the holder’s option into common shares of the Company at a conversion price of $1.05 per share. The Company paid $2.0 million in transaction fees to Mubadala on issuance of the Notes.
Of the total gross proceeds of $130 million, $120 million was immediately available at closing and used to re-pay in full the $20 million Mesquite acquisition facility and the $85 million Aurizona construction facility provided by Sprott, including accrued interest, to terminate the related Aurizona production-linked payment obligation of $20 per oz on 300,000 oz, and for certain other transaction fees and expenses. Remaining proceeds from the Notes are restricted until the submission for registration of certain security documents, the completion of certain additional post-closing documentation and the satisfaction of customary conditions.
Equinox Gold and Mubadala have also entered into an agreement providing Mubadala, among certain other rights, standard non-dilution rights and the right to a nominee on the Company’s board of directors. Equinox Gold expects to appoint a Mubadala nominee to the Company’s board of directors subsequent to the Company’s annual general meeting on May 1, 2019.

8

Management’s Discussion and Analysis For the three months ended March 31, 2019

Pacific Road Resources Funds (“Pacific Road”) holds a pre-existing non-dilution right pursuant to an investment agreement dated May 7, 2015. Pacific Road has given notice it will exercise its non-dilution right, subject to agreement with respect to terms of the issuance. When exercised, the Company will issue up to approximately $9.7 million in additional convertible notes to Pacific Road on the same basis as the Notes.
Revolving credit facility
The Company has converted its $100 million Mesquite acquisition facility into a senior secured $130 million corporate revolving credit facility (the “Revolving Credit Facility”) with the existing syndicate of lenders led by the Bank of Nova Scotia. The Revolving Credit Facility matures on October 30, 2022, at which date it must be repaid in full, and incurs interest at an annual rate of LIBOR plus 2.5% to 4%, subject to certain leverage ratios.
Under the terms of the Revolving Credit Facility, $100 million was immediately available and outstanding at closing. An additional $30 million will be made available on registration of certain security documents, the achievement of commercial production at Aurizona and the satisfaction of customary conditions.
Short-term loan
Equinox Gold has also arranged a one-year, unsecured $20 million revolving credit facility with the Company’s Chairman, Ross Beaty, to provide short-term financing for general corporate and working capital purposes, including initial Castle Mountain Phase 1 development activities, until the full $130 million Revolving Credit Facility is available and the remaining proceeds from the Notes are unrestricted. The facility bears interest of 8% per annum and matures on April 11, 2020, at which date it must be repaid in full.

Consolidated Mineral Reserves and Resources
On March 19, 2019, in conjunction with the Mesquite and Aurizona resource updates, Equinox Gold reported its consolidated reserves and resources for year-end 2018. The Company’s consolidated Proven & Probable Reserves at December 31, 2018 were 5.5 million ounces, a 470% increase compared to 971,000 ounces at the end of 2017 as a result of the Mesquite acquisition and completion of the Castle Mountain prefeasibility study.
M&I Resources at year-end 2018 were 3.6 million ounces, a 23% decrease compared to 4.6 million ounces at the end of 2017 as a result of the majority of Castle Mountain M&I Resources upgrading to reserves upon completion of the prefeasibility study.
Equinox Gold has changed its disclosure standards and is now reporting resources exclusive of reserves. A detailed breakdown of the reserves and resources is provided in Appendix “A”.

(in thousand ounces of gold)	December 31, 2018	December 31, 2017	∆ Dec 31, 2018 vs. Dec 31, 2017
P&P Reserves	5,538	971	+4,567;	+470%
M&I Resources (exclusive)	3,572	4,642	-1,070;	-23%
Inferred Resources	3,683	2,325	+1,358;	+58%

9

Management’s Discussion and Analysis For the three months ended March 31, 2019

Financial Results
Selected financial results for the three months ended March 31, 2019
Selected consolidated results for the three months ended March 31, 2019 and 2018 are summarized below:
$ in millions, except per share amounts	Three months ended March 31,
	2019	2018
Revenue	$35.4	$-
Operating costs	(25.5)	-
Earnings from mine operations	9.9	-
Exploration	(2.9)	(3.0)
General and administration	(3.1)	(3.4)
Income (loss) from operations	3.8	(6.4)
Other income (expenses)	(7.3)	2.7
Net loss before taxes	(3.5)	(3.7)
Tax expense	(2.3)	-
Net loss from continuing operations	(5.8)	(3.7)
Loss from discontinued operation	-	(0.7)
Net loss and comprehensive loss	(5.8)	(4.4)
Net loss per share from continuing operations attributable to Equinox Gold shareholders, basic and diluted	$(0.01)	$(0.01)

Earnings from mine operations
Revenue for Q1 2019 was $35.4 million on sales of 27,238 oz of gold from Mesquite compared to $30.2 million on sales of 24,384 oz of gold in Q4 2018. Operating costs increased to $25.5 million in Q1 2019 from $22.1 million in Q4 2018. Increases in revenue and operating costs were due to an additional month of operations in Q1 2019 compared to the previous quarter as Mesquite was acquired on October 30, 2018. The increase in operating costs in Q1 2019 was also partly attributable to the resumption of mining activities after being paused in December 2018 due to permit restrictions on the amount of material that could be moved during the year. Mining activities resumed in January 2019.
Exploration
Exploration of $2.9 million in Q1 2019 was consistent with Q1 2018 and primarily related to activities at Castle Mountain. During Q1 2019, the Company focused on completion of detailed engineering, documentation submissions for final permitting and other site preparation activities in advance of Phase 1 construction. Exploration activities in Q1 2018 primarily related to completion of the Castle Mountain prefeasibility study.
General and administration
General and administration expenditures in Q1 2019 was $3.1 million compared to $3.4 million in Q1 2018. General and administration in Q1 2019 included administration costs and share-based compensation for Solaris Copper of $0.6 million. The overall decrease in general and administration expenditures was due to lower non-cash amortization of share-based compensation expenses compared to the prior year period.

10

Management’s Discussion and Analysis For the three months ended March 31, 2019

Other income (expenses)

Other income (expenses) is comprised of finance expense, finance income and other income (expense). Finance expense increased from $0.8 million in Q1 2018 to $3.8 million in Q1 2019 as a result of higher debt balances at March 31, 2019. Finance expense in Q1 2019 included interest on the Mesquite Acquisition Credit Facility, Sprott Facility and Standby Loan which were entered into in late 2018. Finance income of $0.8 million in Q1 2019 was consistent with Q1 2018 and was comprised of accretion of non-current receivables including amounts due from Serabi Gold plc and Inca One Gold Corp. and interest income on cash deposits.

Other expense for Q1 2019 was $4.3 million compared to other income of $2.7 million in Q1 2018. Other expense was largely driven by a loss on the change in fair value of derivative liabilities of $5.3 million (Q1 2018 - gain of 4.6 million). The Company’s share purchase warrants are considered derivatives for accounting purposes as they are to be settled in Canadian dollars which differs from the Company’s US dollar functional currency. Accordingly, the Company’s share purchase warrants are recorded at fair value with changes in fair value recognized through profit or loss. For Q1 2019, losses in other income (expense) were offset by a foreign exchange gain of $1.0 million (Q1 2018 - loss of $0.4 million) on cash held in Canadian dollars due to appreciation of the Canadian dollar against the US dollar.

Selected quarterly information
The following tables set out selected unaudited consolidated quarterly results for the last eight quarters through March 31, 2019:
$ in millions, except per share amounts	March 31, 2019	December 31, 2018	September 30, 2018	June 30, 2018
Revenue	$35.4	$30.2	$-	$-
Operating costs	(25.5)	(22.1)	-	-
Earnings from mine operations	9.9	8.1	-	-
Exploration	(2.9)	(3.9)	(2.6)	(2.7)
General and administration	(3.1)	(6.7)	(3.0)	(3.3)
Asset impairment	-	(13.3)	-	-
Income (loss) from operations	3.8	(15.8)	(5.6)	(6.0)
Other income (expenses)	(7.3)	6.3	(2.2)	5.7
Net loss before taxes	(3.5)	(9.5)	(7.8)	(0.3)
Tax expense	(2.3)	(0.6)	(0.3)	(1.4)
Net loss from continuing operations	(5.8)	(10.1)	(8.1)	(1.7)
Loss from discontinued operation(2)	-	-	(0.9)	(25.8)
Comprehensive loss	(5.8)	(10.1)	(9.0)	(27.5)
Net loss per share from continuing operations attributable to Equinox Gold shareholders, basic and diluted:	$(0.01)	$(0.02)	$(0.02)	$(0.00)

11

Management’s Discussion and Analysis For the three months ended March 31, 2019

$ in millions, except per share amounts	March 31, 2018	December 31, 2017	September 30, 2017	June 30, 2017
Exploration expenses	$(3.0)	$(3.4)	$(1.9)	$(2.5)
General and administration	(3.4)	(4.8)	(2.6)	(2.4)
Care and maintenance expenses (1)	-	(2.6)	(3.0)	(3.1)
Loss from operations	(6.4)	(10.8)	(7.5)	(8.0)
Other income (expenses)	2.7	(12.8)	2.7	20.0
Net income (loss) before taxes	(3.7)	(23.6)	(4.8)	12.0
Tax expense	-	(0.3)	-	-
Net income (loss) from continuing operations	(3.7)	(23.9)	(4.8)	12.0
Loss from discontinued operation(2)	(0.7)	(2.7)	(1.0)	(0.5)
Comprehensive income (loss)	(4.4)	(26.6)	(5.8)	11.5
Net income (loss) per share from continuing operations attributable to Equinox Gold shareholders:
Basic	$(0.01)	$(0.12)	$(0.03)	$0.07
Diluted	(0.01)	(0.12)	(0.03)	0.03

(1)       Aurizona was taken off care and maintenance status and put into construction at the beginning of Q1 2018.

(2)       Results from Koricancha have been re-presented in prior periods as a discontinued operation.

Selected balance sheet information
Selected audited consolidated balance sheet amounts as at March 31, 2019 and December 31, 2018 are summarized below:
$ in millions	March 31, 2019	December 31, 2018
Total assets	$751.9	$752.1
Total non-current liabilities	$225.6	$222.4

Liquidity and Capital Resources
Working capital

At March 31, 2019, Equinox Gold had $25.8 million (December 31, 2018 - $62.6 million) in cash and marketable securities. The Company had a working capital deficit of $5.3 million at March 31, 2019, down from a $24.6 million surplus at December 31, 2018. The decrease in working capital from December 31, 2018 was due to a decrease in cash position primarily due to construction spending at Aurizona and as explained in the following cash flow section.

As at March 31, 2019, current accounts receivable and deposits were $21.7 million (December 31, 2018 - $21.8 million) comprised of $4.9 million (December 31, 2018 - $4.9 million) of value-added taxes receivable from the Brazilian government; $11.2 million (December 31, 2018 - $10.9 million) receivable from Serabi Gold plc representing the final instalment due in December 2019 from the sale of Anfield’s Coringa project; $1.8 million (December 31, 2018 - $1.7 million) receivable from Inca One representing the first installment due in August 2019 from the sale of Koricancha; and $3.8 million (December 31, 2018 - $3.3 million) in miscellaneous receivables, advances and prepaid expenses.

Inventory at March 31, 2019 totalled $54.9 million, up from $49.7 million at December 31, 2018. The increase in inventories was due to increased ounces stacked on the leach pad at Mesquite. As at March 31, 2019, there was current heap leach inventory of $38.6 million, supplies inventory of $10.2 million, work-in-process of $5.4 million, and finished goods of $0.7 million (December 31, 2018 - $31.4, $10.0 million, $7.1 million and $1.2 million, respectively).

12

Management’s Discussion and Analysis For the three months ended March 31, 2019

Current liabilities at March 31, 2019 were $108.4 million (December 31, 2018 - $110.2 million). Included in current liabilities were accounts payable and accrued liabilities at March 31, 2019 were $38.3 million (December 31, 2018 - $55.5 million) which was comprised of amounts owing for capital purchases at Aurizona of $15.2 million and trade payables of $23.1 million primarily related to Mesquite operations and Castle Mountain exploration expenditures.

Also in included in current liabilities at March 31, 2019 was the current portion of the Company’s debt facilities totalling $70.2 million (December 31, 2018 - $54.7 million). The increase from December 31, 2018 was due to an additional principal payment coming due in the next twelve months as of March 31, 2019.

At March 31, 2019, the Company had cash and cash equivalents of $24.0 million and a working capital deficit of $5.3 million. Subsequent to March 31, 2019, the Company completed a refinancing of its debt facilities and secured additional capital that, when combined with existing resources, the Company believes is sufficient to achieve a planned mine restart at Aurizona in 2019, as well as the Company’s current business objectives for the next twelve months. The Company may require additional funding for future development activities. The Company has incurred operating losses to date and has limited history of revenue from operations. The Company’s ability to continue as a going concern in the longer term is dependent on successful execution of its business plan and ultimately generating net income and positive cash flow from mining operations.

Cash flow

Cash used in operations for the three months ended March 31, 2019 was $5.1 million (three months ended March 31, 2018 - $14.6 million). The company generated $6.8 million in cash from operations prior to non-cash working capital in Q1 2019. This was offset by an increase in inventory as a result of increased mining activity and ounces stacked to the leach pad in Q1 2019.

Cash used in investing activities for the three months ended March 31, 2019 was $45.7 million (three months ended March 31, 2018 - $18.8 million). During Q1 2019, Equinox Gold spent $28.8 million (three months ended March 31, 2018 - $18.9 million) on development and construction at Aurizona. The increase from the prior year period was due to payment of the $12.5 million working capital adjustment due to New Gold as part of the Mesquite acquisition and $4.5 million spent on capital expenditures at Mesquite.

Cash provided by financing activities for the three months ended March 31, 2019 totalled $12.9 million (three months ended March 31, 2018 - $15.0 million). During Q1 2019, the Company made a final draw of $10 million from the Aurizona Construction Facility. The Company also received net proceeds of $2.9 million from an equity offering of its subsidiary, Solaris Copper.

Share capital transactions
The Company issued shares in conjunction with the following transactions during 2019:
# Shares
Balance December 31, 2018	552,127,299
Issued for RSUs	818,185
Balance March 31, 2019	552,945,484

Outstanding Share Data
As at the date of this MD&A, the Company had 553,049,077 shares issued and outstanding, 14,558,918 shares issuable under stock options, 122,072,133 shares issuable under share purchase warrants and 9,993,252 shares issuable under restricted share units. The fully diluted outstanding share count is 699,673,380.

13

Management’s Discussion and Analysis For the three months ended March 31, 2019

Commitments and Contingencies
At March 31, 2019, the Company had the following contractual obligations outstanding:
	Total	Within 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Thereafter
Loans, borrowings and interest	$278.6	$86.5	$74.8	$64.7	$52.6	$-	$-
Accounts payable and accrued liabilities	37.6	37.6	-	-	-	-	-
Production-linked payments	6.0	2.0	2.2	1.8	-	-	-
Reclamation payments(1)	31.9	0.4	1.6	3.3	6.1	4.3	16.2
Purchase commitments	20.0	19.7	0.3	-	-	-	-
Lease payments	1.0	0.3	0.2	0.1	0.2	0.2	-
Total	$375.1	$146.5	$79.1	$69.9	$58.9	$4.5	$16.2
(1) Amount represents undiscounted future cash flows

Due to the nature of the Company’s operations, various legal, tax, environmental and regulatory matters are outstanding from time to time. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. While the outcomes of these matters are uncertain, based upon the information currently available, the Company does not believe that these matters in aggregate will have a material adverse effect on its consolidated financial statements. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of these changes in its condensed consolidated interim financial statements in the period in which such changes occur.

The Company is a defendant in various lawsuits and legal actions, principally for alleged fines, taxes and labour related matters in Brazil. Management regularly reviews these lawsuits and legal actions with outside counsel to assess the likelihood that the Company will ultimately incur a material cash outflow to settle the claim. To the extent management believes it is probable that a cash outflow will be incurred to settle the claim, a provision for the estimated settlement amount is recorded. At March 31, 2019, the Company recorded a legal provision for these items totaling $3.2 million (December 31, 2018 - $2.9 million) which is included in other long-term liabilities.

The Company is contesting federal income and municipal value-added tax assessments in Brazil. Brazilian courts often require a taxpayer to post cash or a guarantee for the disputed amount before hearing a case. It can take up to five years to complete an appeals process and receive a final verdict. At March 31, 2019, the Company has recorded restricted cash of $7.5 million (December 31, 2018 - $7.5 million) in relation to an insurance bond for tax assessments in the appeals process. On April 12, 2019, the Company arranged an insurance bond of $6.1 million for municipal tax assessments in dispute in Brazil.

The Company may in the future have to post security, by way of cash, insurance bonds or equipment pledges, with respect to certain federal income and municipal tax assessments being contested, the amounts and timing of which are uncertain. The Company and its advisors believe that the federal income and municipal tax assessments which are under appeal are wholly without merit and no provision has been recorded with respect to these matters.

In certain jurisdictions where the Company operates, entities that are exporters are permitted to maintain offshore bank accounts and are required to register all transactions resulting in deposits into and payments out of those accounts. The Company has identified that in certain instances it has not registered all transactions prior to 2017. The Company has been advised by its tax and foreign trade legal advisors that the maximum fines imposable under statute that could result from non-compliance are up to 15% of the unreported foreign currency transaction, with a five-year statute of limitations. At March 31, 2019, a provision for $0.7 million (December 31, 2018 - $0.9 million) has been included in the provision for legal matters with respect to noncompliance with the foreign currency registration requirements.

If the Company is unable to resolve all these matters favorably, there may be an adverse impact on the Company’s financial performance, cash flows and results of operations.

14

Management’s Discussion and Analysis For the three months ended March 31, 2019

Related Party Transactions
During the three months ended March 31, 2019, the Company did not enter into any new related party transactions other than those disclosed in the annual MD&A for the year ended December 31, 2018. On April 11, 2019, the Company entered into a one-year, unsecured $20 million revolving credit facility with the Company’s Chairman, Ross Beaty. Refer to the Recent Developments section on page 8.

Non-IFRS Measures
This MD&A refers to cash costs, cash costs per ounce sold, all-in sustaining costs (“AISC”), AISC per ounce sold, average realized gold price, operating cash flows before change in non-cash working capital, working capital, and sustaining and non-sustaining capital expenditures that are measures with no standardized meaning under International Financial Reporting Standards (“IFRS”), i.e. they are non-IFRS measures, and may not be comparable to similar measures presented by other companies. This measurement is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. AISC per ounce starts with total cash costs and adds net capital expenditures that are sustaining in nature, mine site general and administrative costs, capitalized and expensed exploration that is sustaining in nature and environmental reclamation costs, all divided by ounces sold to arrive at AISC per ounce. Management believes cash cost and AISC are measures commonly used in the gold mining industry and are useful for monitoring the performance of operations and the ability of mines to generate positive cashflow.
Total cash costs per ounce sold
Cash costs include mine site operating costs, but are exclusive of amortization, reclamation, capital and exploration costs and net of by-product sales and then divided by ounces sold to arrive at cash costs per ounce. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
AISC per ounce sold
AISC per gold ounce is a non-IFRS measure based on guidance announced by the World Gold Council (“WGC”) in September 2013 and updated in November 2018. The WGC is a non-profit association of the world’s leading gold mining companies established in 1987 to promote the use of gold to industry, consumers and investors. The WGC is not a regulatory body and does not have the authority to develop accounting standards or disclosure requirements. The WGC has worked with its member companies to develop a measure that expands on IFRS measures such as operating expenses and non-IFRS measures to provide visibility into the economics of a gold mining Company. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. The Company believes the AISC measure provides further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value.
Operating cash flows before change in non-cash working capital
Operating cash flows before change in non-cash working capital is calculated as cash flow from operations adjusted for changes in accounts receivable, inventory and accounts payable as presented in the statement of cash flows.

15

Management’s Discussion and Analysis For the three months ended March 31, 2019

Mesquite cash cost and AISC reconciliation
The following tables provide a reconciliation of cash costs and site AISC per ounce of gold sold and sustaining and non-sustaining capital for the three months ended March 31, 2019 for Mesquite. Comparative information for the same quarter in 2018 has not been presented as the mine was acquired on October 30, 2018.
$’s in millions, except ounce and per ounce figures	Three months ended
	March 31, 2019
Operating costs from mine operations		$20.9
Gold ounces sold		27,238
Cash costs per gold ounce sold	$/oz	766
Operating costs from mine operations		$20.9
Add:
Sustaining capital expenditures		2.8
Reclamation expenses		0.1
Total AISC		$23.8
AISC per gold ounce sold(1)	$/oz	873
(1) The AISC of $873 per ounce sold reflects Equinox Gold’s cost of acquiring the gold in the leach pad inventory and the processing and selling costs associated with gold sold. The AISC does not reflect expenditures incurred by New Gold to mine and stack those ounces onto the leach pad.
Three months ended
$’s in millions	March 31, 2019
Capital additions on mining interests(2)		$31.2
Non-sustaining capital expenditures(3)		(26.5)
Non-sustaining exploration - capitalized		(1.9)
Sustaining capital		$2.8
(2) Per note 6 of the condensed consolidated interim financial statements. (3) Includes capital expenditures at Aurizona and Castle Mountain that are considered non-sustaining capital.

Risk and Uncertainties
Risk factors are outlined in the Company’s 2018 annual MD&A dated March 12, 2019 which is available on SEDAR at www.sedar.com.
Equinox Gold business activities are subject to significant risks, including, but not limited to, those described in previous disclosure documents. Any of these risks could have a material adverse effect on Equinox Gold, its business and prospects, and could cause actual events to differ materially from those described in forward-looking statements relating to Equinox Gold. These risks are in addition to those discussed in technical reports and other documents filed by Equinox Gold from time to time on SEDAR. In addition, other risks and uncertainties not presently known by management of Equinox Gold or that management currently believes are immaterial could affect Equinox Gold, its business and prospects.

Accounting Matters
Use of judgement and estimates
In preparing the Company’s condensed consolidated interim financial statements in conformity with IFRS, management has made judgements, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ Significant judgements made by management in applying the Company’s accounting policies and key sources of estimation uncertainty were the same as those applies in the consolidated financial statements for year ended December 31, 2018, except as noted below.

16

Management’s Discussion and Analysis For the three months ended March 31, 2019

Adoption of new IFRS pronouncements
The Company adopted IFRS 16, Leases (“IFRS 16”) on January 1, 2019. A number of other new standards are effective from January 1, 2019, including IFRIC 23, Uncertainty over Income Tax Treatments, but they do not have a material effect on the Company’s consolidated financial statements.

IFRS 16 introduced a single, on-balance sheet accounting model for lessees. As a result, the Company, as a lessee, has recognized right-of-use assets representing its rights to use the underlying assets and lease liabilities representing its obligation to make lease payments. The Company may elect to not apply IFRS 16 to leases with a term of less than 12 months or leases where the underlying asset is of low value. Lessor accounting remains similar to previous accounting policies.

Previously, the Company determined at contract inception whether an arrangement was or contained a lease under IFRIC 4, Determining Whether an Arrangement contains a Lease. The Company now assesses whether a contract is or contains a lease based on the new definition of a lease. Under IFRS 16, a contract is, or contains, a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

Transition

The Company adopted IFRS 16 using the modified retrospective approach. Accordingly, the comparative information presented for 2018 has not been restated.

On transition to IFRS 16, the Company elected to apply the practical expedient to grandfather the assessment of which transactions are leases. It applied IFRS 16 only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17 and IFRIC 4 were not reassessed. Therefore, the definition of a lease under IFRS 16 has been applied only to contracts entered into or changed on or after January 1, 2019.

The Company leases various assets including equipment and offices that had previously been classified as operating leases under IAS 17. On transition, lease liabilities for these leases were measured at the present value of remaining lease payments, discounted at the Company’s incremental borrowing rate as of January 1, 2019. The average incremental borrowing rate at January 1, 2019 was 6.5%. The Company elected to measure the right-of-use assets at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments.

On initial adoption, the Company used the following practical expedients as permitted by the standard when applying IFRS 16 to leases previously classified as operating leases under IAS 17:

• Applied the exemption not to recognize right-of-use assets and liabilities for leases with less than 12 months of lease term remaining.

• Applied a single discount rate to a portfolio of leases with reasonably similar characteristics (such as leases with a similar remaining lease term for a similar class of underlying asset in a similar economic environment).

• Excluded initial direct costs from measuring the right-of-use asset at the date of initial application.

• Used hindsight, such as in determining the lease term if the contract contains options to extend or terminate the lease.

The Company did not have any leases classified as finance leases under IAS 17 on the adoption date.

On transition to IFRS 16, the Company recognized right-of-use assets and lease liabilities for its office leases, resulting in an increase to property, plant and equipment of $0.2 million at January 1, 2019. A corresponding lease liability was recognized for $0.2 million in other long-term liabilities. Right-of-use assets are presented as other property and equipment within mineral property, plant and equipment and lease liabilities are presented in other liabilities in the statement of financial position.

17

Management’s Discussion and Analysis For the three months ended March 31, 2019

Significant accounting policies

The following is the new accounting policy for leases under IFRS 16:

A contract is or contains a lease when the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

The Company recognizes a right-of-use asset and lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses, and adjusted for certain remeasurements of the lease liability. The cost of the right of use asset includes the amount of the initial measurement of the lease liability, any lease payments made at or before the commencement date, less any lease incentives received, any initial direct costs; and if applicable, an estimate of costs to be incurred by the Company in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The incremental borrowing rate reflects the rate of interest that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions. Generally, the Company uses its incremental borrowing rate as the discount rate.

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or, as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

The Company does not recognize right-of-use assets and lease liabilities for leases of low-value assets and leases with lease terms that are less than 12 months. Lease payments associated with these leases are instead recognized as an expense over the lease term on either a straight-line basis, or another systematic basis if more representative of the pattern of benefit.

The Company has applied judgment to determine the lease term for some lease contracts in which it is a lessee that include renewal options. The assessment of whether the Company is reasonably certain to exercise such options impacts the lease term, which significantly affects the amount of lease liabilities and right-of-use assets recognized.

Right-of-use assets are presented in the same line item as it presents underlying assets of the same nature that it owns. The Company presents lease liabilities in other liabilities in the statement of financial position.

Limitations of controls and procedures

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, the Company’s management cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgements in decision-making can be faulty and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control.

The design of any control system is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. The Company’s officers are not required to certify the design and evaluation of the Company’s disclosure controls and procedures and internal controls over financial reporting and have not completed such an evaluation. Inherent limitations on the ability of the certifying officers to design and implement on a cost-effective basis disclosure controls and procedures and internal controls over financial reporting for the Company may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

18

Management’s Discussion and Analysis For the three months ended March 31, 2019

Cautionary Notes and Forward-looking Statements
This MD&A includes certain statements that constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws collectively “forward-looking statements”. These statements appear in a number of places in this MD&A and include statements regarding the Company’s intent, or the beliefs or current expectations of the Company’s officers and directors. Such forward-looking statements involve known and unknown risks and uncertainties that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this MD&A, words such as “believe”, “anticipate”, “estimate”, “project”, “intend”, “expect”, “may”, “will”, “plan”, “contemplate”, “possible”, “objective”, “anticipates”, “seeks”, “target”, “underway”, “budget”, “schedule”, “potential” and similar expressions are intended to identify these forward-looking statements as well as phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “occur” or “be achieved” or the negative connotation of such terms. As well, forward-looking statements may relate to the Company’s future outlook and anticipated events, such as the Company’s ability to successfully operate Mesquite and achieve the synergies anticipated in the Acquisition, the Company’s ability to achieve the results anticipated in the Aurizona feasibility study, the Company’s ability to achieve commercial production at Aurizona and timing of achieving commercial production, the Company’s ability to achieve the annual production estimated for Aurizona, exploration results at Aurizona and the Company’s ability to expand the resource base and extend the Aurizona mine life, the Company’s ability to restart production at Castle Mountain and timing of the anticipated restart of production, the Company’s ability to achieve the results anticipated in the Castle Mountain pre-feasibility study, the Company’s ability to surface value from its non-core assets, conditions and risks associated with the credit facilities with Sprott relating to Aurizona and with Sprott and Scotiabank relating to Mesquite, and statements regarding the Company’s assets, future financial position, business strategy, budgets, litigation, projected costs, financial results, exploration results, taxes, plans and objectives. The Company has based these forward-looking statements largely on the Company’s current expectations and projections about future events and financial trends affecting the financial condition of the Company’s business. These forward-looking statements were derived using numerous assumptions regarding expected growth, results of operations, performance and business prospects and opportunities that could cause the Company’s actual results to differ materially from those in the forward-looking statements and include but are not limited to: (1) there being no significant disruptions affecting Equinox Gold’s projects; (2) political and legal developments in jurisdictions where Equinox Gold operates or may in future operate, being consistent with Equinox’s current expectations; (3) the accuracy of Equinox Gold’s mineral reserve and mineral resource estimates; (4) the exchange rates between the Canadian dollar, the U.S. dollar and the Brazilian reais being approximately consistent with current levels; (4) prices for key supplies, equipment, labour and material costs being consistent with Equinox’s current expectations; (5) all required permits, licenses and authorizations being obtained or if obtained, remaining in place, from relevant governments. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on these forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results. Forward-looking statements are based on information available at the time those statements are made and/or management's good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements contained in this MD&A are expressly qualified in their entirety by this cautionary statement.

19

Management’s Discussion and Analysis For the three months ended March 31, 2019

Cautionary Note Regarding Mineral Reserve and Resource Estimates
Information regarding reserve and resource estimates has been prepared in accordance with Canadian standards under applicable Canadian securities laws and may not be comparable to similar information for United States companies. The terms “Mineral Resource”, “Measured Mineral Resource” and “Indicated Mineral Resource” used in this MD&A are Canadian mining terms as defined in accordance with NI 43-101 under guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on May 10, 2014. While the terms “Mineral Resource”, “Measured Mineral Resource” and “Indicated Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve calculation is made. As such, certain information contained in this news release concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission. Readers are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

Technical Information
James (Jim) Currie, P.Eng., Equinox Gold’s Chief Operating Officer, and Scott Heffernan, MSc, P.Geo. Equinox Gold’s EVP Exploration, are the Qualified Persons under NI 43-101 for Equinox Gold and have reviewed, approved and verified the technical content of this document.

20

Management’s Discussion and Analysis For the three months ended March 31, 2019

Appendix A - Detailed Mineral Reserves and Resources

Equinox Gold Consolidated Mineral Reserve Estimate
at December 31, 2018

	Proven Reserves			Probable Reserves			Proven & Probable Reserves
Project	Tonnes (kt)	Grade (g/t)	Gold (ounces)	Tonnes (kt)	Grade (g/t)	Gold (ounces)	Tonnes (kt)	Grade (g/t)	Gold (ounces)
Mesquite	1,167	0.62	23,000	53,468	0.57	981,000	54,635	0.57	1,004,000
Aurizona	8,438	1.44	392,000	11,398	1.58	579,000	19,836	1.52	971,000
Castle Mountain	136,611	0.58	2,558,775	60,978	0.51	1,004,318	197,589	0.56	3,563,093
Total	146,216	0.63	2,973,775	125,844	0.63	2,564,318	272,060	0.63	5,538,093

Numbers may not sum due to rounding. See Technical Disclosure statements below.

Equinox Gold Consolidated Mineral Resource Estimate (exclusive of reserves)
at December 31, 2018

	Measured		Indicated		Measured & Indicated			Inferred
Project	Tonnes (kt)	Grade (g/t)	Tonnes (kt)	Grade (g/t)	Tonnes (kt)	Grade (g/t)	Gold (ounces)	Tonnes (kt)	Grade (g/t)	Gold (ounces)
Mesquite	5,400	0.42	122,500	0.46	127,900	0.46	1,898,000	15,000	0.38	184,000
Aurizona	519	1.29	12,272	1.70	12,791	1.68	691,776	16,960	1.98	1,079,595
Castle Mountain	24,100	0.56	20,400	0.52	44,500	0.54	770,000	171,395	0.40	2,210,000
Elk Gold	340	7.07	703	5.96	1,043	6.32	211,900	1,097	5.94	209,600
Total	30,359	0.62	155,875	0.59	186,233	0.60	3,571,676	204,452	0.56	3,683,195

Numbers may not sum due to rounding. See Technical Disclosure statements below.

Technical Disclosure Statements

Mesquite: The Mesquite reserve and resource estimates were disclosed in the technical report entitled “Technical Report on the Mesquite Gold Mine, Imperial County, California, U.S.A.” prepared by AGP with an effective date of December 31, 2018, which is available for download on SEDAR at www.sedar.com. The Mesquite resource estimate was prepared by Robert Sim P.Geo, SIM Geological Inc. and Bruce Davis, FAusIMM, BD Resource Consulting, Inc. The Mesquite reserve estimate was based on the Mesquite mineral resource estimate prepared by SIM Geological Inc. The mineral reserve calculation was completed under the supervision of Gordon Zurowski, P.Eng of AGP, who is a Qualified Person as defined under NI 43-101. The estimated mineral resources represent the material located between the surveyed topographic surface at December 31, 2018 and the ultimate resource limiting pit shell generated at year-end 2018, excluding any surface stockpiles, and are reported exclusive of mineral reserves. Cut-off grade for oxide material is 0.134 g/t Au and 0.288 g/t Au for transition and non-oxide material. The reserves for Mesquite are based on the conversion of the Measured and Indicated resources within the current mine plan. Measured Resources are converted to Proven Reserves and Indicated Resources are converted directly to Probable Reserves. Mineral reserves are stated within the final design pit based on a $1,250/oz gold price. The cut-off grade for oxide material is 0.15 g/t and 0.31 g/t for transition and non-oxide material. The mining cost averaged $1.45/t mined, processing costs are $1.81/t ore and G&A was $0.75/t ore placed. The ore recoveries were 75% for oxide, and 35% for transition and non-oxide material. Numbers may not sum due to rounding.

21

Management’s Discussion and Analysis For the three months ended March 31, 2019

Aurizona: The 2018 Piaba open-pit, Piaba underground and Boa Esperança open-pit resource estimates, with an effective date of October 22, 2018, were prepared by Trevor Rabb, P.Geo (EGBC #39599), B.Sc., who is a “qualified person” within the meaning of NI 43-101. Mr. Rabb is an employee of Equity Exploration Consultants Ltd. and is considered to be “independent” for the purposes of Section 1.5 of NI 43-101. The Aurizona reserve estimate was disclosed in the “Feasibility Study on the Aurizona Gold Mine Project” prepared by Lycopodium Minerals Canada Ltd. with an effective date of July 10, 2017, which is available for download on SEDAR at www.sedar.com. The Mineral Reserve estimate has an effective date of May 29, 2017 and is based on the Mineral Resource estimate dated January 5, 2017 and prepared by SRK Consulting (Canada) Inc. The Mineral reserve calculation was completed under the supervision of Gordon Zurowski, P.Eng of AGP, who is a Qualified Person as defined under NI 43-101. Mineral Reserves are stated within the final design pit based on a $1,056 per ounce gold price pit shell with a $1,200 per ounce gold price for revenue. The cutoff grade was 0.60 g/t Au for the Piaba pit area and 0.41 g/t Au for the Boa Esperança area. The mining cost averaged $2.32/tonne mined, processing averages $11.30/tonne milled and G&A was $2.84/tonne milled. The process recovery averaged 90.3%. The exchange rate assumption applied was R$3.30 equal to US$1.00. Numbers may not sum due to rounding.

Castle Mountain: The Castle Mountain Mineral Reserve and Mineral Resource Estimates were disclosed in the "NI 43-101 Technical Report on the Preliminary Feasibility Study for the Castle Mountain Project" prepared by Kappes, Cassiday and Associates with an effective date of July 16, 2018, which is available for download on SEDAR at www.sedar.com. The Mineral Reserve estimate with an effective date of June 29, 2018 is based on the Mineral Resource estimate with an effective date of March 29, 2018 that was prepared by Don Tschabrun, SME RM of Mine Technical Services. The Mineral Reserve was estimated by Global Resource Engineering, LLC with supervision by Terre Lane, MMSA, SME RM. Mineral Reserves are estimated within the final designed pit which is based on the $850/oz pit shell with a gold price of $1,250/oz. The minimum cut-off grade was 0.14 g/t gold and 0.17 g/t gold for Phases 1 and 2, respectively. Average life of mine costs are $1.39/tonne mining, $2.11/tonne processing, and $0.80/tonne processed G&A. The average process recovery was 72.4% for ROM and 94% for Mill/CIL. The Mineral Resource is based on a gold cut-off grade of 0.17 g/t. The Mineral Resource is contained within an LG shell limit using a $1,400 gold price as well as cost and recovery parameters presented in the technical report. Numbers may not sum due to rounding.

Elk Gold: The Elk Gold Mineral Resource estimate has an effective date of August 22, 2016 as reported in the "Technical Report on Resources of the Elk Gold Project" completed by Robert Wilson, P.Geo., Gary Giroux, P.Eng. and Antonio Loschiavo, P.Eng. with an effective date of August 22, 2016. The Mineral Resource calculation was completed under the supervision of Gary Giroux, P.Eng., who is a Qualified Person as defined under NI 43-101. The constrained resource was calculated using a gold price of US$1232/oz. Open-pit resources are reported at a 1.0 g/t gold cut-off grade and potential underground resources are reported at a 5.0 g/t cut-off grade. The grade reported is the average grade of the resource both in and underground. Numbers may not sum due to rounding.

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